TSX: POM, NYSE American: PLM

NEWS RELEASE	2023-18

PolyMet Shareholders to Vote on Arrangement with Glencore

  PolyMet's Unconflicted Board of Directors recommends Minority Shareholders vote FOR the Arrangement
  Both leading independent proxy advisors, ISS and Glass Lewis, recommend shareholders vote in favor of the transaction
  Shareholders are encouraged to vote in advance of the proxy deadline on October 30, 2023, at 12:00 p.m. (Eastern Time)
  Shareholders who have questions or need assistance with voting their shares can contact Laurel Hill Advisory Group at 1-877-452-7184 or by e-mail at assistance@laurelhill.com

St. Paul, Minn., October 27, 2023 - PolyMet Mining Corp. ("PolyMet" or the "Company") (TSX: POM; NYSE American: PLM) is reminding shareholders to vote FOR the plan of arrangement (the "Arrangement") with Glencore AG ("Glencore") whereby, among other things, Glencore will acquire the approximately 17.8% of the issued and outstanding common shares of PolyMet that Glencore does not currently own (the "Minority Shares") in exchange for US$2.11 per share. More information about the Arrangement can be found in the Company's management information circular filed under the Company's SEDAR+ and EDGAR profiles on October 2, 2023, and also available on PolyMet's website, at https://polymetmining.com/investors/news/special-meeting/.

PolyMet will be holding a special meeting of shareholders (the "Meeting") on November 1, 2023, at 9:00 a.m. (Pacific time) for the Company's shareholders ("Shareholders") to approve the Arrangement. The Meeting will be a hybrid meeting, held in person at Farris LLP, 2500 - 700 West Georgia Street, Vancouver, British Columbia V7Y 1B3 and online via live webcast. Shareholders will be able to participate and vote at the Meeting online regardless of their geographic location at www.virtualshareholdermeeting.com/PLM2023SM.

Voting is easy, and important - Vote FOR the Arrangement TODAY

Shareholders are encouraged to vote their shares well in advance of the Meeting, and in any case by no later than 12:00 p.m. (Eastern Time) on October 30, 2023, being the proxy cut-off for the Meeting. Shareholders can vote online at www.proxyvote.com, or via telephone or mail by following the instructions received in the meeting materials mailed to Shareholders earlier this month. Given the short timeframe until the proxy voting deadline, PolyMet recommends Shareholders vote online or by phone to ensure their vote can be received and tabulated before the deadline.

Shareholder Questions

Shareholders who have questions or need assistance voting their shares should contact PolyMet's strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 (toll-free within North America) or at 1-416-304-0211 (outside of North America) or by email at assistance@laurelhill.com.

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About PolyMet

PolyMet is a mine development company holding a 50% interest in NewRange Copper Nickel LLC, a joint venture with Teck Resources. NewRange Copper Nickel holds the NorthMet and Mesaba copper, nickel, cobalt and platinum group metal (PGM) deposits, two globally significant clean energy mineral resources located in the Duluth Complex in northeast Minnesota. The Duluth Complex is one of the world's major, undeveloped copper, nickel and PGM metal mining regions. NorthMet is the first large-scale project to have received permits within the Duluth Complex; however, legal challenges contesting various aspects of NorthMet federal and state permits and decisions are ongoing. For more information: www.polymetmining.com

For further information, please contact:

Media

Bruce Richardson, Corporate Communications

Tel: +1 (651) 389-4111

M: +1 (651) 964-9729

Email: brichardson@polymetmining.com

Shareholder Communications

Laurel Hill Advisory Group
North American Toll Free: 1-877-452-7184 (or 416-304-0211 for shareholders outside North America)
Email: assistance@laurelhill.com

PolyMet Disclosures

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which include all statements that do not relate solely to historical or current facts, such as statements regarding PolyMet's expectations, intentions or strategies regarding the future, including strategies or plans as they relate to the Arrangement. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events including, but not limited to, statements with respect to the Arrangement, including the anticipated timing of the Special Meeting and of the completion of the Arrangement, and other statements that are not historical facts. Because such statements are based on expectations as to future results and are not statements of fact, actual results may differ materially from those projected and are subject to a number of known and unknown risks and uncertainties, including: (i) uncertainties relating to the ability of the parties to receive in a timely manner and on satisfactory terms, the necessary shareholder approval (including the minority approval), and final court approval; (ii) risks relating to the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Arrangement, and other expectations and assumptions concerning the Arrangement; (iii) risks and uncertainties relating to present and future business strategies; and (iv) local and global economic condition risks. The anticipated dates indicated may change for a number of reasons, including the inability to receive, in a timely manner, the necessary shareholder (including the minority approval) and final court approval, the necessity to extend the time limits for satisfying the other conditions to the completion of the Arrangement or the ability of the Board of Directors to consider and approve, subject to compliance by the Company of its obligations in this respect under the agreement providing for the Arrangement, a superior proposal for the Company. All such factors are difficult to predict and are beyond PolyMet's control. While the list of risks and uncertainties presented here is, and the discussion of risks and uncertainties to be presented in the information circular will be, considered representative, no such list or discussion should be considered a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, and legal liability to third parties and similar risks, any of which could have a material adverse effect on the completion of the Arrangement and/or PolyMet's consolidated financial condition and results of operations. In light of the significant uncertainties in these forward-looking statements, PolyMet cannot assure you that the forward-looking statements in this communication will prove to be accurate, and you should not regard these statements as a representation or warranty by PolyMet, its directors, officers or employees or any other person that PolyMet will achieve its objectives and plans in any specified time frame, or at all.

The forward-looking statements speak only as of the date they are made. PolyMet undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements.

Specific reference is also made to risk factors and other considerations underlying forward-looking statements discussed in the Circular under the heading "Risk Factors", PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2022, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the Company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.